Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the Shareholders of Zarlink Semiconductor Inc.:

We have audited the consolidated balance sheets of Zarlink Semiconductor Inc. as at March 26, 2004 and March 28, 2003 and the consolidated statements of shareholders' equity, loss and cash flows for each of the years in the three-year period ended March 26, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 26, 2004 and March 28, 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended March 26, 2004, in accordance with Canadian generally accepted accounting principles.

On April 30, 2004, except for notes 5, 15 and 24, as to which the date is June 9, 2004, we reported separately to the shareholders of Zarlink Semiconductor Inc. on financial statements for the same periods, prepared in accordance with United States generally accepted accounting principles.

Ottawa, Canada                                           Ernst & Young LLP
April 30, 2004                                       Chartered Accountants
except for notes 5, 15
and 24, as to which the
date is June 9, 2004

                           Zarlink Semiconductor Inc.
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
                     (in millions of U.S. dollars, CDN GAAP)

                                                         March 26,     March 28,
                                                            2004         2003
                                                         ---------     ---------
ASSETS
Current assets:
 Cash and cash equivalents                                 $   27.0   $   23.5
 Short-term investments                                        54.8       89.5
 Restricted cash                                               10.0        6.2
 Trade accounts  receivable,  less  allowance for
   doubtful  accounts of $0.3 (March 28, 2003 - $1.1)          24.1       20.3

 Other receivables                                              2.3        4.2
 Current portion of long-term receivables                       9.8         --
 Inventories                                                   20.8       24.0
 Future income tax assets                                      --          1.0
 Prepaid expenses and other                                     5.3        3.3
                                                           --------   --------
                                                              154.1      172.0
Fixed assets - net                                             42.3       58.4
Long-term receivables                                          16.0       31.8
Other assets                                                    4.6        8.6
                                                           --------   --------
                                                           $  217.0   $  270.8
                                                           ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable                                    $   15.0   $   10.1
 Employee-related payables                                     11.1       15.5
 Income and other taxes payable                                 7.9       13.0
 Provisions for exit activities                                 2.7        4.2
 Other accrued liabilities                                     10.9       12.7
 Deferred credits                                               0.7        1.0
 Current portion of long-term debt                              0.1        0.6
                                                           --------   --------
                                                               48.4       57.1
Long-term debt                                                  0.1        0.2
Pension liabilities                                            16.7       14.3
Future income tax liabilities                                   1.1        7.4
                                                           --------   --------
                                                               66.3       79.0
                                                           --------   --------
Commitments and contingencies (Notes 8, 10 and 11)


Shareholders' equity:
 Preferred shares, unlimited shares authorized;
   1,390,300 shares issued and
 outstanding (2003 - 1,451,600)                                19.6       20.9
 Common shares,  unlimited shares authorized;
  no par value;  127,301,411 shares issued
 and outstanding (2003 - 127,265,316)                         407.9      407.8
 Contributed surplus                                            6.3        5.8
 Deficit                                                     (296.7)    (256.3)
 Translation account                                           13.6       13.6
                                                           --------   --------
                                                              150.7      191.8
                                                           --------   --------
                                                           $  217.0   $  270.8
                                                           ========   ========

On behalf of the Board:
Dr. Henry Simon, Director                          Patrick J. Brockett, Director

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (in millions of U.S. dollars, CDN GAAP)


                                      Common Shares
                                                                                          Retained                       Total
                                    Number                  Preferred     Contributed     Earnings     Translation    Shareholders'
                                  (millions)     Amount      Shares         Surplus       (Deficit)      Account         Equity
                                 ---------------------------------------------------------------------------------------------------
Balance, March 30, 2001             126.1        $ 402.3     $  23.2         $   5.8       $  (36.8)         2.9          397.4
                                 ---------------------------------------------------------------------------------------------------
 Net loss                             --             --          --              --          (150.3)         --          (150.3)
 Issuance of common stock
  under stock benefit plans           1.0            4.8         --              --             --           --             4.8
 Common share issue costs             --             --          --              --            (0.1)         --            (0.1)
 Redemption of preferred shares       --             --         (0.6)            --             --           --            (0.6)
 Preferred share dividends            --             --          --              --            (1.9)         --            (1.9)
 Exchange rate movement               --             --          --              --             --          (1.8)          (1.8)
Reduction of net investment in
  subsidiaries                        --             --          --              --             --          (0.2)          (0.2)
                                 ---------------------------------------------------------------------------------------------------
Balance, March 29, 2002             127.1          407.1        22.6             5.8         (189.1)         0.9          247.3
                                 ---------------------------------------------------------------------------------------------------
 Net loss                             --             --          --              --           (65.2)         --           (65.2)
Issuance of common stock under
  stock benefit plans                 0.2            0.7         --              --             --           --             0.7
 Redemption of preferred shares       --             --         (1.7)            --             --           --            (1.7)
 Preferred share dividends            --             --          --              --            (2.0)         --            (2.0)
 Exchange rate movement               --             --          --              --             --          12.9           12.9
Reduction of net investment in
  subsidiaries                         --            --             --           --             --          (0.2)         (0.2)
                                 ---------------------------------------------------------------------------------------------------
Balance, March 28, 2003             127.3          407.8        20.9             5.8         (256.3)        13.6          191.8
                                 ---------------------------------------------------------------------------------------------------
 Net loss                             --             --          --              --           (38.3)         --           (38.3)
Issuance of common stock under
  stock benefit plans                 --             0.1         --              --             --           --             0.1
 Stock compensation expense           --             --          --              0.5            --           --             0.5
 Redemption of preferred shares       --             --         (1.3)            --             --           --            (1.3)
 Preferred share dividends            --             --          --              --            (2.1)         --            (2.1)
                                 ---------------------------------------------------------------------------------------------------
Balance, March 26, 2004             127.3        $ 407.9     $  19.6         $   6.3       $ (296.7)     $  13.6       $  150.7
                                 ===================================================================================================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED STATEMENTS OF LOSS
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

                                                            Years Ended
                                                -------------------------------
                                                March 26,  March 28,  March 29,
                                                  2004       2003        2002
                                                ---------  ---------  ---------
Revenue                                         $   198.5  $   193.8  $   219.4

Cost of revenue                                     109.9      104.2      159.6
                                                ---------  ---------  ---------
Gross margin                                         88.6       89.6       59.8
                                                ---------  ---------  ---------
Expenses:
Research and development                             75.1       87.5       81.8
Selling and administrative                           48.7       51.8       55.8
Stock compensation expense                            0.5       --         --
Asset impairment and other                           11.1       --         --
Special charges                                      --         --         40.4
Loss (recovery) on sale of business - net            (0.2)      (2.5)      10.0
Amortization of acquired intangibles                 --         --         24.5
                                                ---------  ---------  ---------
                                                    135.2      136.8      212.5
                                                ---------  ---------  ---------
Operating loss from continuing operations           (46.6)     (47.2)    (152.7)

Other income (expense) - net                          2.3      (16.7)       0.4
Interest expense                                     (0.9)      (1.0)      (0.9)
                                                ---------  ---------  ---------
Loss from continuing operations before
  income taxes                                      (45.2)     (64.9)    (153.2)

Income tax expense (recovery)                        (5.7)       2.7       (2.9)
                                                ---------  ---------  ---------
Net loss from continuing operations                 (39.5)     (67.6)    (150.3)

Discontinued operations - net of tax                  1.2        2.4       --
                                                ---------  ---------  ---------
Net loss                                        $   (38.3) $   (65.2) $  (150.3)
                                                =========  =========  =========
Net loss attributable to common shareholders
  after preferred share dividends               $   (40.4) $   (67.2) $  (152.2)
                                                =========  =========  =========
Net loss per common share:
Net loss per common share from continuing
  operations:
Basic and diluted                               $   (0.33) $   (0.55) $   (1.21)
                                                =========  =========  =========
Net loss per common share:
Basic and diluted                               $   (0.32) $   (0.53) $   (1.21)
                                                =========  =========  =========
Weighted average number of common shares
  outstanding (millions)
Basic                                               127.3      127.1      125.6
                                                =========  =========  =========

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (in millions of U.S. dollars, CDN GAAP)


                                                                           Years Ended
                                                            --------------------------------------
                                                             March 26,    March 28,      March 29,
                                                               2004         2003           2002
                                                             ---------    ---------      ---------
CASH PROVIDED BY (USED IN)

Operating activities:
 Net loss                                                   $ (38.3)      $  (65.2)      $ (150.3)
 Depreciation of fixed assets                                  12.9           16.9           28.4
 Amortization of acquired intangibles                           -              -             24.5
 Amortization of other assets                                   1.6            1.3            0.6
 Stock compensation expense                                     0.5            -              -
 Future income taxes                                            1.9            2.4           (3.4)
 Other non-cash changes in operating activities                11.2           18.0           56.4
 Decrease (increase) in working capital:
  Trade accounts and other receivables                         (2.7)           8.8           22.6
  Inventories                                                   3.3           12.0           20.3
  Trade accounts payable and other accrued liabilities         (7.1)         (17.1)         (22.3)
  Deferred credits                                             (0.3)          (1.4)          (1.3)
  Prepaid expenses and other                                   (3.3)          (0.4)           0.4
                                                            -------       --------       --------
Total                                                         (20.3)         (24.7)         (24.1)
                                                            -------       --------       --------
Investing activities:
 Purchased short-term investments                            (134.9)        (252.7)        (108.1)
 Matured short-term investments                               169.6          243.8           27.8
 Expenditures for fixed and other assets                       (5.5)          (8.1)         (30.7)
 Proceeds from disposal of fixed and other assets               1.1            0.4           33.4
 Increase in restricted cash                                   (3.8)          (6.2)           -
 Proceeds from sale of long-term investments                    0.6            4.2            -
 Increase in long-term investments                              -             (0.4)          (2.0)
 Proceeds from repayment of note receivable                     -              -              4.4
 Proceeds from sale of discontinued operations - net            -              -              1.3
                                                            -------       --------       --------
Total                                                          27.1          (19.0)         (73.9)
                                                            -------       --------       --------
Financing activities:
 Repayment of long-term debt                                    -              -             (2.7)
 Repayment of capital lease liabilities                        (0.5)          (2.0)          (5.2)
 Pension plan settlement                                        -             (8.0)           -
 Payment of dividends on preferred shares                      (2.1)          (1.5)          (1.9)
 Issue of common shares                                         0.1            0.7            4.9
 Repurchase of preferred shares                                (1.2)          (1.6)          (0.7)
                                                            -------       --------       --------
Total                                                          (3.7)         (12.4)          (5.6)
                                                            -------       --------       --------
Effect of currency translation on cash and cash equivalents     0.4            4.0           (0.5)
                                                            -------       --------       --------
Increase (decrease) in cash and cash equivalents                3.5          (52.1)        (104.1)

Cash and cash equivalents, beginning of year                   23.5           75.6          179.7
                                                            -------       --------       --------
Cash and cash equivalents, end of year                      $  27.0       $   23.5       $   75.6
                                                            =======       ========       ========

        (See accompanying notes to the consolidated financial statements)

                           ZARLINK SEMICONDUCTOR INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

1.   NATURE OF OPERATIONS

     Zarlink is an international semiconductor product supplier. The Company's principal business activities comprise the design, manufacture and distribution of microelectronic components for the communications industry. The principal markets for the Company's products are the Asia/Pacific region, Europe, the United States, and Canada.

2.   ACCOUNTING POLICIES

     These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

     The preparation of financial statements in conformity with Canadian GAAP principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and such differences may be material.

(A)  FISCAL YEAR END

     The Company's fiscal year end is the last Friday in March. Normally this results in a fifty-two week year with four thirteen-week quarters.

(B)  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiary companies. Investments in associated companies in which the Company has significant influence are accounted for by the equity method. Investments in companies the Company does not control or over which it does not exercise significant influence are accounted for using the cost method. All significant intercompany balances have been eliminated on consolidation.

(C)  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash equivalents approximates the amounts shown in the financial statements. Short-term investments comprise highly liquid debt instruments that are held to maturity with terms of usually not greater than one year. Short-term investments are carried at amortized cost, which approximates their fair value.

(D)  RESTRICTED CASH

     Restricted cash consists of cash and cash equivalents pledged with a bank as collateral for various letters of credit, as required under the terms of the Company's credit facility.

(E)  INVENTORIES

     Inventories are valued at the lower of average cost and net realizable value for work-in-process and finished goods, and lower of average cost and current replacement cost for raw materials. The cost of inventories includes material, labor and manufacturing overhead.

(F)  FIXED AND ACQUIRED INTANGIBLE ASSETS

     Fixed and intangible assets are initially recorded at cost, net of related research and development and other government assistance. Management assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groupings may not be recoverable. In assessing the impairment, the Company compares projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. Changes in the estimates and assumptions used in assessing projected cash flows could materially affect the results of management's evaluation.

     Amortization is provided on the basis and at the rates set out below:

     Assets                                    Basis                Rate
     ---------------------------------------   -----------------    -----------
     Buildings                                 Straight-line           2 - 4  %
     Equipment                                 Declining balance     20 - 30  %
                                               Straight-line         10 - 33.3%
     Leasehold improvements                    Straight-line              10  %
     Goodwill and other acquired intangibles   Straight-line              50  %
     Patents and trademarks                    Straight-line              20  %
     Other intangibles                         Straight-line        20 - 33.3 %

(G)  FOREIGN CURRENCY TRANSLATION

     Since the third quarter of Fiscal 2002, the Company has presented its financial statements in U.S. dollars. However, the Company has historically measured the parent company's financial statements in Canadian dollars and its subsidiaries' financial statements in their respective local currencies. Effective March 29, 2003, the beginning of Fiscal 2004, as a result of the Company's increased economic activities denominated in U.S. dollars, the U.S. dollar has become the functional currency across the Company's operations.

     Prior  to  March  29,  2003,  the  financial   statements  of  the  foreign
     subsidiaries were measured using the local currency as the functional currency. All balance sheet amounts were translated using the exchange rates in effect at the applicable period end, and income statement amounts were translated using the weighted average exchange rates for the applicable period. Any gains and losses resulting from the changes in exchange rates from year to year were reported as a component of the translation account included in Shareholders' Equity.

     Effective March 29, 2003, the carrying value of monetary balances denominated in currencies other than U.S. dollars were remeasured at the balance sheet date rates of exchange. The gains or losses resulting from the remeasurement of these amounts have been reflected in earnings in the respective periods. Non-monetary items and any related amortization of such items are measured at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items have been remeasured at the average rates prevailing during the period.

(H)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into forward and option contracts intended to hedge its estimated net foreign currency cash requirements, and certain significant transactions, generally over the ensuing twelve months. The Company does not hold or issue financial instruments for trading or speculative purposes.

     The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     All forward and option contracts are marked to market and the resulting gains and losses are deferred and included in the measurement of the related transactions when they occur. Premiums paid with respect to option contracts are deferred and charged to net earnings over the contract period.

     Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(I)  REVENUE RECOGNITION

     Revenue from the sale of products is recognized at the time goods are shipped to customers. The Company's semiconductor products are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

     The Company accrues for distributor stock rotations and other allowances as a reduction of revenue at the time of shipment based on the Company's experience. The Company's accounting policies for revenue recognition comply with the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104 (SAB 104).

(J)  INCOME TAXES

     Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

     Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations

(K)  RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to earnings in the periods in which they are incurred. The Company interprets the criteria for deferral of development costs on a very stringent basis under which few, if any, costs qualify for deferment. In the three years ended March 26, 2004, all development costs were expensed as incurred.

(L)  STOCK-BASED COMPENSATION

     The Company has a stock-based compensation plan described in Note 12(E).

     In October 2003, the CICA revised CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" (Section 3870). Prior to Fiscal 2004 the Company, as permitted under Section 3870, did not expense employee stock-based compensation using the fair value based method. The fair value of the Company's stock-based awards to employees is estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Effective in Fiscal 2004, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified after March 29, 2003. Had the Company applied the fair value based method to all stock-based awards, pro forma results would have been as follows:

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)


                                                    2004         2003        2002
                                                  --------     --------    ---------
     Net loss, as reported                        $  (38.3)    $  (65.2)   $  (150.3)
     Adjustments:
         Stock compensation expense as reported        0.5         --           --
         Pro Forma stock compensation expense        (13.8)       (13.8)       (20.8)
                                                  --------     --------    ---------
     Pro forma net loss                           $  (51.6)    $  (79.0)   $  (171.1)
                                                  ========     ========    =========
     Net loss per common share, as reported:
         Basic and diluted                        $  (0.32)    $  (0.53)   $   (1.21)
                                                  ========     ========    =========
     Pro forma net loss per common share:
         Basic and diluted                        $  (0.42)    $  (0.64)   $   (1.38)
                                                  ========     ========    =========

     The Pro Forma net loss, based upon the fair value method of accounting for stock compensation expense, is increased by $13.3 as compared to the net loss, as reported (2003 - $13.8; 2002 - $20.8).

     Pro Forma financial information required by Section 3870 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes fair value option-pricing model with the following weighted-average assumptions for fiscal years 2004, 2003, and 2002:


                                                         2004         2003        2002
                                                         ----         ----        ----
     Risk-free interest rate                             3.13%       3.98%       5.19%
     Dividend yield                                       Nil         Nil         Nil
     Volatility factor of the expected market price
       of the Company's common stock                     68.3%       67.0%       50.1%
     Weighted average expected life of the options     3.8 years   3.3 years   4.0 years

     For purposes of Pro Forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

     The weighted average fair values of stock options, calculated using the Black-Scholes option pricing model, granted during the fiscal years 2004, 2003 and 2002 were $2.03, $1.58 and $3.02 per option, respectively. The weighted average fair value of stock options granted in Canadian dollars was translated at the year-end exchange rate as at the end of each fiscal year.

(M)  EMPLOYEE FUTURE BENEFITS

     Defined benefit pension expense, based on management's assumptions, consist of actuarially computed costs of pension benefits in respect of the current year's service; imputed interest on plan assets and pension obligation; and straight-line amortization of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

     The costs of retirement benefits, other than pensions, and certain post-employment benefits are recognized over the period in which the employees render services in return for those benefits. Other post-employment benefits are recognized when the event triggering the obligation occurs.

(N)  CHANGE IN ACCOUNTING POLICIES

     In June 2001, the Canadian Institute of Chartered Accountants (CICA) issued new CICA Handbook sections 1581, "Business Combinations" (Section 1581) and 3062, "Goodwill and Other Intangible Assets" (Section 3062). Section 1581 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of assets acquired, including goodwill and other intangibles, and liabilities assumed in a business combination. The Company adopted Section 1581 on a prospective basis at the beginning of Fiscal 2003. The adoption of Section 1581 did not have a material effect on the Company's financial statements, but will impact the accounting treatment of future acquisitions.

     Section 3062 addresses the initial recognition and measurement of intangible assets subsequent to their acquisition. Section 3062 provides that intangible assets with finite useful lives be amortized and that goodwill

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     and intangible assets with indefinite lives will not be amortized, but rather will be tested at least annually for impairment. The Company adopted
     Section 3062 on a prospective basis at the beginning of Fiscal 2003. As at the beginning of Fiscal 2003, the Company did not have any goodwill or intangible assets with indefinite lives recorded on the balance sheet. Accordingly, no transition impairment charge is necessary to be recognized under Section 3062, nor was there a material impact on the Company's financial statements on adoption of the new rules. The impact of Sections 1581 and 3062 on net loss and net loss per common share if the standards had been in effect for the comparative prior periods is as follows:

                                            2004         2002           2002
                                          -------      -------       ---------
     Net loss, as reported                $ (38.3)     $ (65.2)      $ (150.3)
     Adjustments:
       Amortization of goodwill               --            --             5.1
       Impairment of goodwill                 --            --              --
                                          -------      -------       ---------
                                          $ (38.3)     $ (65.2)      $ (145.2)
                                          =======      =======       =========
     Basic and diluted net loss per
       common share, as reported
                                          $ (0.32)     $ (0.53)      $   (1.21)
                                          =======      =======       =========
     Basic and diluted net loss per
       common share, adjusted             $ (0.32)     $ (0.53)      $   (1.17)
                                          =======      =======       =========


3.   INVENTORIES

                                                       2004         2003
                                                   ---------      --------
     Raw materials                                 $   2.2        $  2.6
     Work-in-process                                  13.3          18.3
     Finished goods                                    5.3           3.1
                                                   ---------      --------
                                                   $  20.8        $ 24.0
                                                   =========      ========

4. FIXED ASSETS

                                                     2004          2003
                                                   ---------      --------
     Cost:
         Land                                      $     3.8      $    3.8
         Buildings                                      15.8          15.8
         Leasehold improvements                          4.0           3.9
         Equipment                                     170.0         165.9
                                                   ---------      --------
                                                       193.6         189.4
                                                   ---------      --------
     Less accumulated amortization:
         Buildings                                       8.5           8.6
         Leasehold improvements                          0.9           0.5
         Equipment                                     141.9         121.9
                                                   ---------      --------
                                                       151.3         131.0
                                                   ---------      --------
                                                   $    42.3      $   58.4
                                                   =========      ========

     Included in equipment are assets under capital lease of $0.3 (2003 - $3.3). The Company recorded an impairment loss on fixed assets of $6.1 in Fiscal 2004 (2003 - Nil) as a result of a review of the ongoing usage of the Company's testing equipment and enterprise resource planning system. In addition, the comparative gross amounts of cost and accumulated depreciation have each been adjusted by $25.7 to properly reflect the historical costs of assets in use by the Company. There was no impact to the previously reported net fixed assets.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

5.   LONG-TERM RECEIVABLES

                                                         2004          2003
                                                       --------      --------
     Note receivable, non-interest bearing
       (see also Note 15)                              $   17.2      $   15.9
     Investment tax credits recoverable                     8.6          15.9
                                                       --------      --------
                                                           25.8          31.8
     Less: current portion                                 (9.8)          -
                                                       --------      --------
                                                       $   16.0      $   31.8
                                                       ========      ========

     Based upon the terms of the Plymouth Foundry sale agreement with X-FAB Semiconductor Foundries AG, the first payment of $10.0 against the discounted note receivable is due in June 2004 with the final payment of $8.0 due in March 2005. On March 30, 2004 and June 9, 2004, X-FAB exercised their option to repay a portion of the note receivable, and paid $3.0 and $4.0, respectively, as installments of the $10.0 payment due later in June 2004.

6.   OTHER ASSETS

                                                              2004       2003
                                                              ----       ----
     Patents, trademarks, and other intangible assets:
       Cost                                                    --        9.5
       Accumulated amortization                                --       (5.0)
                                                               ---       ---
                                                               --        4.5
                                                               ---       ---

     Other                                                     4.6       4.1
                                                               ---       ---
     Patents, trademarks, and other intangible assets - net    4.6       8.6
                                                               ===       ===

     As a result of a review of the Company's patent portfolio, the Company recorded a charge of $4.1, included in asset impairment and other, in Fiscal 2004 (2003 - Nil) as management determined that it was no longer possible to reasonably forecast significant cash flows expected to be saved or generated related to these assets.

7.   PROVISIONS FOR EXIT ACTIVITIES

                                                              2004      2003
                                                              ----      ----

     Restructuring provisions (per table below)              $ 2.7     $ 2.9
     Provision for disposal of discontinued operations
         (see also Note 16)                                    -         0.1
     Provision for disposal of foundry businesses
         (see also Note 15)                                    -         1.2
                                                             -----     -----
                                                             $ 2.7     $ 4.2
                                                             =====     =====

     During Fiscal 2004, the Company implemented further cost reductions in efforts to outsource programs, streamline operations, and focus its R&D resources. The Company incurred workforce reduction costs of $7.0 (2003 - $6.8) as a result of reducing the Company's employee base by approximately 240 employees (2003 - 200; 2002 - 471). The reductions were performed globally across all job categories and business units. During Fiscal 2004, severance costs of $2.6 (2003 - $2.8) were included in research and development, related to a reduction in R&D engineers, and as a result of a further reduction in the selling and administrative workforce, severance costs of $3.3 (2003 - $3.0) were included in selling and administration. The Company also recorded severance costs of $1.1 (2003 - $1.0) in cost of revenue, related to further cost reductions as it finalizes its outsourcing programs and streamlines operations. In Fiscal 2002, severance costs of $25.5 were included in special charges.

     As a result of the workforce reduction program and streamlining of operations, the Company recorded a charge of $0.6 during Fiscal 2004 (2003
     - nil), included in asset impairment and other, related to excess space under lease contract in Canada. In Fiscal 2002, the cost of excess space under lease contracts in Canada, the U.S. and the U.K. of $8.9 was included in special charges.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     Of the $7.6 of restructuring provision recorded in Fiscal 2004, $4.6 related to the Network Communications segment, $2.4 related to the Consumer Communications segment, and $0.6 related to the Ultra Low-Power Communications segment.

     The remaining lease and contract settlement costs included in the restructuring provision relate to idle and excess space as a result of exit activities implemented and completed in recent years, and will be paid over the lease term unless settled earlier.

     The following table summarizes the continuity of restructuring provisions in connection with exit activities and special charges for the three years ended March 26, 2004:


                                                      Lease and                       Impairment of
                                      Workforce       contract          Total           long-term
                                      reduction      settlement     restructuring        assets          Total
                                      ---------      ----------     -------------        ------          -----
     Balance, March 30, 2001             6.7             --              6.7               --             6.7
     Special charges -
       Restructuring activities
       and impairment charge            27.8             9.7            37.5               6.7           44.2
     Reversals                          (2.3)           (0.8)           (3.1)              --            (3.1)
     Cash drawdowns                    (29.3)           (2.8)          (32.1)              --           (32.1)
     Non-cash drawdowns                  --             (1.1)           (1.1)             (6.7)          (7.8)
                                    --------         -------         -------           ------        --------
     Balance, March 29,2002              2.9             5.0             7.9               --             7.9
     Restructuring activities            6.8             --              6.8               --             6.8
     Cash drawdowns                     (8.8)           (2.0)          (10.8)              --           (10.8)
     Non-cash drawdowns                  --             (1.0)           (1.0)              --            (1.0)
     Reversals                          (0.6)            --             (0.6)              --            (0.6)
     Charges                             --              0.6             0.6               --             0.6
                                    --------         -------         -------           ------        --------
     Balance, March 28, 2003             0.3             2.6             2.9               --             2.9
     Restructuring activities            7.0             0.6             7.6               --             7.6
     Cash drawdowns                     (6.6)           (1.2)           (7.8)              --            (7.8)
                                    --------         -------         -------           ------        --------
     Balance, March 26, 2004        $    0.7         $   2.0         $   2.7           $   --        $    2.7
                                    ========         =======         =======           ======        ========

8.   GUARANTEES

     Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Systems business, which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 26, 2004, was $36.2 (20.0 British Pounds), assuming the Company is unable to secure the completion of the project. The Company is not aware of any factors as at March 26, 2004 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

     The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

     In connection with the sale of the Systems business described in Note 16, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 26, 2004, the taxation years 2000 to February 16, 2001 are subject to audit by taxation authorities in certain foreign jurisdictions.

     As at March 26, 2004, the Company has provided security to the financial institution of a subsidiary in the form of a guarantee amounting to $2.9 in relation to the subsidiary's liabilities for custom and excise duties.

     The Company records a liability based upon its historical experience with warranty claims. The table below presents a reconciliation of the changes in the Company's product warranty accrual for the year ended March 26, 2004:

                                                             Year ended
                                                           March 26, 2004
                                                           --------------
     Beginning balance                                         $   --
     Accruals for new and pre-existing warranties                  0.5
     Reduction based on change in estimates                       (0.4)
                                                               -------
     Ending balance                                            $   0.1
                                                               =======

9.   LONG-TERM DEBT

                                                              2004      2003
                                                              ----      ----
     Capital leases and other, at rates varying from
       6.44% to 10.41% with payment terms ranging from
       1 to 3 years (2003 - 6.44% to 10.41% with payment
       terms ranging from 1 to 5 years)                      $  0.2    $  0.8
     Less current portion                                      (0.1)     (0.6)
                                                             ------    ------
                                                             $  0.1    $  0.2
                                                             ======    ======

     At March 26, 2004, future minimum lease payments of the obligations under capital leases and other debt were $0.2 of which $0.1 and $0.1 related to fiscal years 2005 and 2006, respectively. Interest costs included in the total future lease payments were not material.

     Total interest expense from continuing and discontinued operations related to long-term debt was $nil in Fiscal 2004 (2003 - $0.2; 2002 - $0.8).

10.  COMMITMENTS

(A)  OPERATING LEASES

     The future minimum lease payments for operating leases to which the Company was committed as at March 26, 2004 amounted to $36.2 and were as follows:
     2005 - $7.6;  2006 - $6.9;  2007 - $4.1; 2008 - $3.8; 2009 - $3.7; 2010 and
     beyond - $10.1. Certain leases are subject to renewal options.

     The future minimum payments to be received under noncancelable subleases as at March 26, 2004 was as follows: 2005 - $3.1; 2006 - $3.2; 2007 - $1.8;
     2008 - $0.8; 2009 - $0.5; 2010 and beyond - $1.0.

     Rental expense related to operating leases for the year ended March 26, 2004 was $7.1 (2003 - $7.4; 2002 - $5.8).

(B)  LETTERS OF CREDIT

     As at March 26, 2004, the Company had letters of credit outstanding of approximately $9.5 (2003 - $6.2), which expire within 12 months. Cash and cash equivalents of $9.5 have been pledged as security against these letters

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     of credit, and are presented as restricted cash. Of this amount, $8.0 was issued to secure letters of credit related to the Company's pension plan in Sweden, and $0.7 of letters of credit were outstanding related to the Company's SERP plan. In addition, $0.8 was issued to secure certain obligations under a performance guarantee and office lease arrangement. The Company has also pledged $0.5 as security for a custom bond and related credit facilities.

     As at March 28, 2003, and during Fiscal 2004, the Company had not met a quarterly financial covenant with respect to shareholder's equity under the Company's credit facility, as a result of restructuring and impairment losses recorded during the year. A waiver was obtained from the bank in respect of the financial covenant. During Fiscal 2004, the Company cancelled the operating line component of its revolving global credit facility, as it was not being utilized or required by the Company. This resulted in reducing the total credit facility from $18.9 (Cdn $25.0) to a facility of $9.5 (Cdn $12.5) available for letters of credit. In addition, the financial covenant with respect to the shareholder's equity was modified under the new agreement such that no waiver was required as at March 26, 2004.

(C)  SUPPLY AGREEMENTS

     The Company has wafer supply agreements with three independent foundries, which expire from 2005 to 2007. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements.

11.  CONTINGENCIES

     The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. In the opinion of the Company, any monetary liability or financial impact of such lawsuits and claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

12.  CAPITAL STOCK

(A)  REDEEMABLE PREFERRED SHARES

     Dividends - Fixed cumulative cash dividends are payable quarterly at a rate of $1.47 (Cdn$2.00) per share per annum. During the year ended March 26, 2004, the Company declared a $1.47 (Cdn$2.00) per share dividend. The Company paid dividends of $2.1 during the year, including $0.5 of dividends declared during Fiscal 2003. An additional $0.5 of dividends declared during Fiscal 2004 were paid after year-end.

     Redemption - The shares are currently redeemable, at the option of the Company, at $18.94 (Cdn$25.00) per share plus accrued dividends.

     Purchase Obligation - The Company is required to make reasonable efforts to purchase 22,400 shares in each calendar quarter at a price not exceeding $18.94 (Cdn$25.00) per share plus costs of purchase. During the year ended March 26, 2004, the Company purchased 64,600 preferred shares for cash consideration of $1.2 and cancelled 61,300 shares, including 9,900 shares that were purchased in Fiscal 2003. As at March 26, 2004, there were 13,200 repurchased preferred shares remaining to be cancelled in Fiscal 2005.

(B)  COMMON SHARES

     On June 6, 2002, the Company announced its intention to continue its normal course issuer bid program for up to 6,358,203 common shares (5% of 127,164,078 common shares issued and outstanding at May 31, 2002) between June 10, 2002 and June 9, 2003. All repurchased shares would be cancelled. No shares were purchased under the normal course issuer bid program in the period ended June 9, 2003. The program was not renewed.

(C)  NET LOSS PER COMMON SHARE

     The net loss per common share figures were calculated based on net loss after the deduction of preferred share dividends and using the weighted monthly average number of shares outstanding during the respective periods.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     Diluted earnings per share is computed in accordance with the treasury stock method and based on the average number of common shares and dilutive common share equivalents.

     The following potentially dilutive common share equivalents have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the periods presented:

                                       2004           2003          2002
                                    ---------      ---------      ---------
     Stock options                    299,604        135,664      1,425,677

     Restricted shares                   --             --          637,638
                                    ---------      ---------      ---------

                                      299,604        135,664      2,063,315
                                    =========      =========      =========

     The following stock options were excluded from the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares and, therefore, the effect would be antidilutive:

                                            2004         2003         2002
                                         ---------    ---------    ---------
     Number of outstanding options       6,800,986    8,288,782    4,396,145
     Average exercise price per share   $    10.73   $     9.81   $    11.31

     The average exercise price of stock options granted in Canadian dollars was translated at the U.S. dollar year-end rate as at the end of each fiscal year.

(D)  DIVIDEND RESTRICTIONS ON COMMON SHARES

     The Company may not declare cash dividends on its common shares unless dividends on the preferred shares have been declared and paid, or set aside for payment. No common share dividend is currently being paid.

(E)  STOCK OPTION PLANS

     At the Company's 1991 Annual General Meeting, the shareholders approved resolutions authorizing stock options for key employees and non-employee directors (the plan). Certain amendments to the plan were approved by the shareholders at the 1993, 1995 and 1998 Annual and Special Meetings of shareholders allowing for 1,000,000, 2,000,000, and 10,200,000 additional shares, respectively, to be made available for grant. At a Special Meeting of the shareholders on December 7, 2001, the Company's shareholders approved an amendment to increase the maximum number of common shares in respect of which options may be granted under the plan to 20,227,033 common shares. As 5,037,033 common shares had been issued upon exercise of options up to May 9, 2001, this amendment increased the number of common shares issuable under outstanding options and options available for grant, each as of May 9, 2001, to 15,190,000 that represented 12% of the then outstanding common shares. The plan was also amended to provide that the maximum number of common shares in respect of which options may be granted under the plan to non-employee directors during any fiscal year of the Company would be 20,000 common shares per director.

     Available  for grant at March 26, 2004 were  2,971,904  (2003 -  3,714,122;
     2002 - 3,810,910) options. All options granted prior to January 29, 1998 have ten-year terms and options granted thereafter have six-year terms. All options become fully exercisable at the end of four years of continuous employment.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     A summary of the Company's stock option activity and related information for the three years ended March 26, 2004 is as follows:


                                                     2004                           2003                           2002
                                           ------------------------       ------------------------     --------------------------
                                                           Weighted                       Weighted                       Weighted
                                                            Average                        Average                        Average
                                                           Exercise                       Exercise                       Exercise
                                            Options          Price         Options          Price         Options          Price
                                            -------          -----         -------          -----         -------          -----
     Outstanding options:
       Balance, beginning of year         10,828,557       $  8.32       10,914,962        $ 8.84        9,464,693       $  8.18
       Granted                             2,525,500       $  3.92        2,674,088        $ 3.38        3,600,462       $ 10.00
       Exercised                             (36,095)      $  3.64         (183,193)       $ 3.56        (945,324)       $  5.17
       Forfeited                          (1,783,282)      $ 10.16       (2,577,300)       $ 8.68      (1,153,908)       $  8.80
       Cancelled                                  --       $  --                --         $ --           (50,961)       $ 10.77
                                          ----------       -------       ----------        ------      -----------       -------
     Balance, end of year                 11,534,680       $  7.93       10,828,557        $ 8.32      10,914,962        $  8.84
                                          ==========       =======       ==========        ======      ===========       =======
     Exercisable, end of year              5,333,344       $  9.68        4,214,012        $ 9.40       4,417,633        $  8.20
                                          ==========       =======       ==========        ======      ===========       =======

     The weighted average exercise price of stock options granted in Canadian dollars was translated at the year-end exchange rate as at the end of each fiscal year and at the year's average exchange rate for changes in outstanding options during the year.

     A summary of options outstanding at March 26, 2004 is as follows:


                                    Total Outstanding                                               Total Exercisable
     ------------------------------------------------------------------------------------ ------------------------------------
                                                   Weighted          Weighted Average                              Weighted
                                                   Average              Remaining                                   Average
      Exercise Price           Options         Exercise Price        Contractual Life             Options       Exercise Price
     -------------------------------------------------------------------------------------------------------------------------
      $2.58 - $3.86              2,572,653           $3.73               5 years                  647,544             $3.78
      $3.88 - $5.82              3,011,574           $4.48               5 years                  694,695             $5.64
      $5.94 - $8.83                872,148           $7.87               2 years                  690,709             $7.67
      $8.95 - $10.58               669,750          $10.21               3 years                  348,166            $10.18
          $10.65                 1,672,525          $10.65               3 years                1,271,047            $10.65
     $10.71 - $12.54             1,511,166          $12.21               4 years                  842,946            $12.21
     $12.64 - $16.02             1,140,364          $14.11               3 years                  774,862            $14.19
     $19.76 - $28.30                84,500          $25.94               2 years                   63,375            $25.94
                                ----------                                                      ---------
                                11,534,680                                                      5,333,344
                                ==========                                                      =========

     The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

     In connection with the sale by the Company of its Plymouth and Bromont foundry businesses in Fiscal 2002 (see also Note 15), all employees of the former foundry businesses who held options to purchase common shares of the Company which were vested as at the date of the sale were provided with a period up to 180 days after the anniversary date of the respective sales to exercise such options if they remained employed with the buyer until at least one year after the respective sale dates. In addition, of the remaining unvested options held by such employees as at the sale date, 50% were accelerated to vest on the first anniversary (provided that such employees remained employed by the buyer as of such date) and the remaining 50% were cancelled as of the respective sale dates. All such employees had a further 180-day period following such accelerated vesting to exercise such options and any options remaining unexercised as at August 19, 2003, in respect of the former Bromont employees, and as at September 23, 2003, in respect of the former Plymouth employees, expired on that date. In accordance with the terms of the agreements, 88,547 unexercised stock options held by former Bromont employees expired on August 19, 2003, and 26,134 unexercised stock options held by former Plymouth employees expired on September 23,2003. The options were returned to the pool of options available for grant.

     On February 21, 2001, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants after November 1, 1999, at

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     Cdn$14.31 and higher. Under the terms of the program, and with the consent of The Toronto Stock Exchange, 2,691,350 options were cancelled and an equal number of new options were granted at an exercise price of Cdn$14.06 per share. The new grants have a term of six years.

     In connection with the sale by the Company of its worldwide Systems business on February 16, 2001 and further to negotiations with the buyer to provide the buyer with assistance in retaining employees during the first year following the closing, all employees of the former Systems business who held options to purchase common shares of the Company which were vested as at February 16, 2001 were provided with a period until August 14, 2002 to exercise such options if they remained employed with the buyer until at least February 15, 2002. In addition, of the remaining unvested options held by such employees as at February 16, 2001, 50% were accelerated to vest on February 15, 2002 (provided that such employees remain employed by the buyer as of such date) and the remaining 50% were cancelled as of February 16, 2001. All such employees had a further 180-day period following such accelerated vesting to exercise such options and any options remaining unexercised as at August 14, 2002 expired on that date. On August 14, 2002, 1,136,778 unexercised stock options held by former employees of the discontinued Systems business expired in accordance with the terms of the sale agreement. The options were returned to the pool of options available for grant.

     On July 12, 1999, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants in calendar 1998 at Cdn$17.78 and higher. Under the terms of the program, and with the consent of The Toronto Stock Exchange, 1,750,000 options were cancelled and 1,000,657 new options were granted at an exercise price of Cdn$9.92 per share. The reduction in number of options was directly proportional to the decrease in the exercise price. The new grants have a term of six years.

13.  OTHER INCOME (EXPENSE) - NET


                                                       2004            2003            2002
                                                       ----            ----            ----
     Interest income                                $    2.7        $    4.1        $    5.4
     Foreign exchange gain (loss)                       (1.0)           (7.2)            0.7
     Pension plan settlement (see also Note 20)          --             (6.6)            --
     Gain on sale of long-term investments               0.6             0.7             --
     Impairment of long-term investment                  --            (11.5)           (3.5)
     Equity loss in Optenia, Inc.                        --              --             (2.2)
     Lease settlement with tenant                        --              3.7             --
     Other                                               --              0.1             --
                                                    --------        --------        --------
     Other income (expense) - net                   $    2.3        $  (16.7)       $    0.4
                                                    ========        ========        ========

     During the third quarter of Fiscal 2004, the Company sold its investment in a privately held company for cash proceeds of $0.6. The carrying value had been written down to $nil in Fiscal 2002 to reflect an impairment. The Fiscal 2002 write-down was recorded in Special Charges.

     As at March 28, 2003, the Company had a nine percent ownership interest in Mitel Networks Corporation (Mitel), a privately held company. As a result of the Company's assessment of financial information received in Fiscal 2003 and of ongoing challenges in the enterprise communications market, the investment in Mitel was written-down to a nil value, as the Company believed that the carrying value would not be realized in the foreseeable future. A non-cash write-down of $11.5 was recorded in Fiscal 2003.

     The Company sold its investment in DALSA Semiconductor Inc. (DALSA) during Fiscal 2003 for cash proceeds of $4.2 and recorded a gain of $0.7.

     During Fiscal 2003, the Company negotiated the settlement of a long-term lease contract with a tenant at the Company's Sweden plant. The Company recorded a recovery of $3.7 in Fiscal 2003 in connection with the cash proceeds from the lease settlement.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

14.  INCOME TAXES

     The components of loss, before provision of income taxes consists of the following:

                                                2004         2003         2002
                                              --------    --------     --------
     Loss from continuing operations before
       income taxes:
     Canadian                                 $   (9.2)   $   (27.0)   $  (55.1)
     Foreign                                     (36.0)       (37.9)      (98.1)
                                              --------    --------     --------
                                              $  (45.2)   $  (64.9)    $ (153.2)
                                              ========    ========     ========

     The provision (recovery) for income taxes consists of the following:

     Current:
         Canadian                             $   (8.4)   $    0.3     $    0.6
         Foreign                                  (0.4)        --           --
                                              --------    --------     --------
                                                  (8.8)        0.3          0.6
                                              --------    --------     --------
     Future:
         Canadian                                  3.1         2.6         (2.9)
         Foreign                                   --         (0.2)        (0.6)
                                              --------    --------     --------
                                                   3.1         2.4         (3.5)
                                              --------    --------     --------
                                              $   (5.7)   $    2.7     $   (2.9)
                                              ========    ========     ========

     During the year, the Company received tax refunds in excess of its original provision estimates in both its domestic and foreign operations. These amounts were booked as tax recoveries during the year. The refunds account for $2.8 of the income tax recovery.

     Based on its periodic review, management determined that an adjustment was required to its income tax provision, and deferred tax asset balances, in the fourth quarter of Fiscal 2004. These adjustments were based upon an overall assessment of the settlements of past audits, passage of time in certain jurisdictions, and tax losses incurred in its domestic operations. Based upon this assessment, the Company recorded an income tax recovery of $4.4 related to the adjustment of these income tax accruals. In addition, based upon consideration of recent losses, the Company recorded a deferred income tax expense of $3.1 related to an increase in the valuation allowance on the Company's investment tax credits in Canada, resulting in a net income tax recovery of $1.3 booked during the year.

     The remaining $1.6 relates to income taxes recoverable for tax loss carrybacks, net of current year taxes paid.

     A reconciliation between the statutory Canadian income tax rate and the actual effective rate is as follows:


                                                                2004        2003          2002
                                                             ---------    ---------      --------
     Expected Canadian statutory income tax rate                35%          35%           35%
                                                             ---------    ---------      --------
     Recovery at Canadian statutory income tax rate          $   (15.8)   $   (22.6)     $  (54.3)
     Foreign tax rate differences                                  2.3          1.9           --
     Tax effect of losses not recognized                          15.6         33.1          28.5
     Tax effect of temporary differences not recognized            0.4         (3.6)         11.9
     Tax effect of amortization of acquired intangibles            --           --            8.6
     Tax effect of realizing benefit of prior
       years' loss carryforwards and timing differences           (0.2)        (6.7)         (2.1)
     Corporate minimum taxes                                       0.2          0.3           1.0
     Tax recoveries in excess of provisions                       (2.8)        (0.2)        (0.6)
     Previously recognized provision no longer required           (4.4)          --           --
     Increase in valuation allowance on investment
       tax credits, net of related deferred tax credits            3.1           --           --
     Non-reversing nondeductible items and other                  (3.2)         0.5          4.1
     Foreign exchange impact on closing balances                  (0.9)          --           --
                                                             ---------    ---------      --------
     Income tax expense (recovery)                           $    (5.7)   $     2.7      $   (2.9)
                                                             =========    =========      ========

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of future income tax assets and liabilities were as follows:

                                                       2004         2003
                                                      ------       -------
     Future tax assets:
      Provisions                                      $  --        $   1.0
      Income tax loss carryforwards                      1.7          17.0
                                                      ------       -------
     Future tax assets                                   1.7          18.0
                                                      ------       -------
     Future tax liabilities:
      Book and tax differences on fixed assets           1.7          18.3
      Investment tax credits                             1.1           5.4
      Other - net                                        --            0.7
                                                      ------       -------
     Future tax liabilities                              2.8          24.4
                                                      ------       -------
     Net future tax liabilities                       $  1.1       $   6.4
                                                      ======       =======

     Unremitted earnings of subsidiaries subject to withholding taxes will be indefinitely reinvested with no provision necessary for potential withholding taxes on repatriation of subsidiary earnings. The current year loss before income taxes attributable to all foreign operations, including discontinued operations, was $36.0 (2003 - loss of $37.9; 2002 - loss of $101.0).

     As at March 26, 2004, the Company had income tax loss carryforwards in Sweden and the United Kingdom of approximately $248.8 that may be carried forward indefinitely to reduce future years' income for tax purposes. Approximately $6.3 of these losses has been recognized as a tax benefit for accounting purposes to the extent that the Company has deferred tax liabilities in these jurisdictions. The Company has $85.0 of federal income tax loss carryforwards related to operations in the United States that expire between 2012 and 2023. The Company also has $37.6 of U.S. state net operating loss carryforward balances available that expire between 2005 and 2009. The Company has not recorded the tax benefit on the U.S. loss carryforward balances.

     As at March 26, 2004, the Company had $53.8 of Canadian investment tax credits available to offset federal income taxes payable. The Company has recognized a $8.6 accounting benefit on these investment tax credits. The investment tax credits expire between 2007 and 2014.

15.  SALE OF FOUNDRY BUSINESSES

     In Fiscal 2003, the Company recorded a reversal of $2.5 related to the release of certain provisions accrued at the time of the Bromont and Plymouth foundry sales in Fiscal 2002. The excess provision was reversed as a result of a reduction in the remaining costs to separate the businesses and to settle estimated claims. In the fourth quarter of Fiscal 2004, the remaining provision of $0.2 was reversed as the Company does not expect to incur any further costs related to the foundry sales.

     Plymouth Foundry

     On March 28, 2002, Zarlink sold its wafer fabrication facility in Plymouth, UK, as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. The Plymouth foundry facility comprised two CMOS wafer fabrication lines for producing digital and mixed-signal communications and medical semiconductors.

     At the time of the sale, the note receivable was discounted at 8% to a carrying value of $14.8 and a gain on sale of $0.4 was recorded. The first payment of $10.0 against the note receivable was expected to be received in June 2004 with a final payment of $8.0 due in March 2005. On March 30, 2004 and June 9, 2004, X-FAB exercised their option to repay a portion of the note receivable, and paid $3.0 and $4.0, respectively, as installments of the payment due later in June 2004.

     As part of the sale, the two companies signed a five-year agreement to ensure continuity of supply for Zarlink products manufactured at Plymouth.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     Bromont Foundry

     On February 22, 2002, Zarlink sold its foundry facility in Bromont, Quebec, and related business to DALSA for $16.9. Under the agreement, Zarlink received from DALSA $13.0 in cash and retained a 19.9% investment in the Bromont foundry. DALSA also assumed certain employee-related payables of approximately $0.5.

     The Company recorded a loss on sale of the Bromont foundry business of $5.4, before income tax recoveries of $1.2 in Fiscal 2002. During Fiscal 2003, Zarlink sold its investment in DALSA for cash proceeds of $4.2 and recorded a gain of $0.7 in Other Income (Expense).

     The two companies also signed a three-year agreement to ensure continuity of supply for Zarlink products manufactured at Bromont.

16.  DISCONTINUED OPERATIONS

     On November 3, 2000, the Company adopted formal plans to pursue divestiture opportunities related to the distinct operations of the Systems business. Accordingly, the operations related to this business were accounted for as discontinued operations with November 3, 2000 being the effective measurement date.

     On February 16, 2001, the Company sold its worldwide Systems business, including the name "Mitel", to a company controlled by Dr. Terence H. Matthews. As part of the transaction, Zarlink transferred most of its Ottawa, Canada real estate to Dr. Matthews. The Company received $196.7 in cash proceeds, after adjustments, in exchange for selling a 90% ownership interest in the Company's communications systems business and most of its real property in Ottawa, Canada.

     During Fiscal 2004, the Company recorded a recovery on discontinued operations of $1.2 resulting from management's revision of estimates based on the closure of audit years in certain foreign tax jurisdictions. During the fourth quarter of Fiscal 2003, the Company recorded the reversal of $2.4 of excess provisions related to these discontinued operations based on remaining costs to settle claims.

17.  ACQUISITION

     On July 28, 2000, the Company acquired Vertex Networks (Vertex), a privately held, California-based, fabless semiconductor company providing silicon solutions for the enterprise switching and wide area Network Communications markets. Zarlink acquired Vertex in a share transaction for approximately 11 million newly issued common shares valued at $210.8. Approximately 1.1 million shares or 10% of the issued shares were placed in escrow for a two-year period to indemnify the Company for representations made by Vertex. In addition, approximately 535,000 issued shares valued at $10.2 were subject to certain restrictions over a two-year period. Under GAAP, these amounts were accounted for as compensation rather than a component of the purchase price. The Company recorded $0.5 of stock compensation expense in Fiscal 2003 due to the vesting of restricted stock awarded to certain employees of Vertex as compared to expense of $6.0 in Fiscal 2002. No further stock compensation expense will be recorded against these formerly restricted shares.

     During the year ended March 29, 2002, the Company recorded an asset impairment charge of $1.6 to reduce the carrying value of the acquired intangible assets to nil.

18.  RELATED PARTY TRANSACTIONS

     There were no related party transactions in Fiscal 2004 and Fiscal 2003. During Fiscal 2002, the Company sold to and purchased from significantly influenced enterprises products and services valued at approximately $1.3 and $0.7 respectively. These transactions for products and services were under usual trade terms and trade prices.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

19.  INFORMATION ON BUSINESS SEGMENTS

     Business Segments

     The Company's operations are comprised of three reportable business segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. Reportable segments are business units that offer different products and services, employ different production processes and methods of distribution, sell to different customers, and are managed separately because of these differences.

     The Company targets the communications industry with products that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through Ultra Low-Power communications solutions. The Network Communications business segment offers products that provide connectivity to the enterprise and metro segments such as feeder, aggregation and transmission applications, and products that address the multi-protocol physical and network layers. The Consumer Communications business segment offers products that allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV). The Ultra Low-Power Communications business provides Application-Specific Integrated Circuit (ASIC) and Application-Specific Standard Product (ASSP) solutions for applications such as pacemakers, hearing aids and portable instruments.

     The Chief Executive Officer (CEO) is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income. The Company does not allocate stock compensation expense, special charges or gains, interest income, interest expense or income taxes to its reportable segments. In addition, the Company does not use a measure of segment assets to assess performance or allocate resources. As a result, segmented asset information is not presented; however, depreciation of fixed assets is allocated to the segments based on the estimated asset usage. The accounting policies of the reportable segments are the same as those described in Note 2.


        (in millions of U.S. dollars, except per share amounts, CDN GAAP)


                                                       Network           Consumer        Ultra Low-Power    Unallocated
Year Ended March 26, 2004                          Communications     Communications     Communications        Costs         Total
                                                   --------------     --------------     --------------        -----         -----
Total external sales revenue                          $ 107.1            $  55.6             $  35.8          $    --     $  198.5
Depreciation of buildings and equipment                   6.7                4.2                 2.0               --         12.9
Asset impairment and other                                6.8                3.4                 0.9               --         11.1
Stock compensation expense                                --                 --                  --                0.5         0.5
Recovery on sale of foundry business                      --                 --                  --               (0.2)       (0.2)
Segment's operating loss from continuing
  operations                                            (19.8)             (24.8)               (1.7)             (0.3)      (46.6)

                                                       Network           Consumer        Ultra Low-Power    Unallocated
Year Ended March 26, 2003                          Communications     Communications     Communications        Costs         Total
                                                   --------------     --------------     --------------        -----         -----
Total external sales revenue                          $ 115.8            $  49.1             $  28.9          $    --     $  193.8
Depreciation of buildings and equipment                  11.1                5.3                 0.5               --         16.9
Recovery on sale of foundry business                      --                 --                  --               (2.5)       (2.5)
Segment's operating income (loss) from
  continuing operations                                 (20.0)             (25.2)               (4.5)              2.5       (47.2)

                                                       Network           Consumer        Ultra Low-Power    Unallocated
Year Ended March 26, 2004                          Communications     Communications     Communications        Costs         Total
                                                   --------------     --------------     --------------        -----         -----
Total external sales revenue                          $ 113.0            $  72.0             $  34.4          $    --        219.4
Depreciation of buildings and equipment                  17.1               11.0                 0.3               --         28.4
Amortization of acquired intangibles                     24.5                --                  --                --         24.5
Loss on sale of foundry business -- net                   --                 --                  --               10.0        10.0
Special charges                                           --                 --                  --               40.4        40.4
Segment's operating income (loss) from
  continuing operations                                 (97.1)             (13.8)                8.6             (50.4)     (152.7)

     Geographic Segments

     Revenues from continuing operations from external customers are attributed to countries based on location of the selling organization.

     Geographic information is as follows:

                          2004                  2003                 2002
                  -----------------      -----------------    ------------------
                              Fixed                 Fixed                  Fixed
                  Revenue    Assets      Revenue    Assets    Revenue     Assets
                  -------    ------      -------    ------    -------     ------
Canada            $  43.7    $   6.8     $  44.4    $ 11.3    $  42.6     $ 14.3
United Kingdom       81.0       23.6        79.6      32.9       82.6       36.2
United States        45.2        1.2        43.0       1.7       62.0        3.0
Sweden               22.7       10.5        19.9      12.1       22.7        9.9
Other foreign
  countries           5.9        0.2         6.9       0.4        9.5        0.1
                  -------    -------     -------    ------    -------     ------
Total             $ 198.5    $  42.3     $ 193.8    $ 58.4    $ 219.4     $ 63.5
                  =======    =======     =======    ======    =======     ======

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     Major Customers

     For the year ended March 26, 2004, the Company had revenues from one external customer, a major distributor, which exceeded 10% of total net revenues (2003 - one; 2002 - one). Sales to this distributor in Fiscal 2004 were $46.1 (2003 - $39.0; 2002 - $26.7) and related to the Network
     Communications and Consumer Communications segments.

20.  PENSION PLANS

     As at March 26, 2004, the Company sponsors a number of Canadian, U.S. and foreign pension plans to provide retirement benefits for its employees. The majority of these plans are defined contribution plans, although the Company does participate in defined benefit plans and multiemployer plans for certain employee groups.

     Sweden

     The Swedish defined benefit plan covers all employees over the age of twenty-eight in Sweden and provides pension benefits based on length of service and final pensionable earnings. Effective January 1, 2002, the Company began to fund its Swedish pension obligation with contributions to multiemployer plans. Based on cash contributions made by the Company, as determined by mutual pension insurance companies, the pension plan assets or liabilities associated with these multiemployer plans are not identifiable.

     Prior to January 1, 2002, the Company maintained an unfunded defined benefit plan. The associated pension liability is calculated each year by the Pension Registration Institute for pensions earned under this plan until December 31, 2001. With respect to the pension liability of $12.1 (2003 - $10.6), the Company has provided, as collateral, a limited surety bond in the amount of $4.8 and a letter of credit of $8.0, which is secured by restricted cash. This pension liability was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Sweden. In addition to the pension expense, the Company also incurred $0.2 (2003 - $0.1) of administrative costs with respect to this plan.

     Germany

     The German defined benefit plan covers all employees in Germany with over ten years of active service and provides pension benefits based on length of service and final pensionable earnings. The pension liability of $4.6 (2003 - $3.7) was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Germany. There are no segregated pension fund assets under this plan. The pension liability is insured in its entirety by the Swiss Life Insurance Company, and the related asset is recorded in other assets.

     United Kingdom

     In Fiscal 2002, there was one contributory defined benefit plan (the Plan) that covered substantially all employees of Zarlink Semiconductor Limited
     (ZSL), a wholly owned subsidiary of the Company. On November 30, 2001, ZSL suspended contributions to the Plan and ceased members' pension accruals. The Plan was replaced with a defined contribution pension plan at that time. On January 31, 2003, and under a "wind up" agreement, ZSL paid $8.0 in cash in consideration of the pension obligation settlement to Legal and General Assurance Society Limited (L&G), a large, AAA-rated insurance company in the United Kingdom. On the same date, ZSL transferred $15.7, representing all of the pension plan assets to L&G. Pursuant to the terms of the wind-up agreement, the insurance company assumed the ongoing obligations to administer and make payments against the Plan. L&G purchased non-participating annuity contracts to cover the vested benefits. The plan settlement in Fiscal 2003 resulted in a loss of $6.6 which was recorded in other expense. The Company expects to make a final payment of approximately $2.7 in Fiscal 2005 after the final adjustments are calculated. This amount was included in other accrued liabilities as at March 26, 2004.

     In prior years, the Company's policy was to fund defined benefit pension plans in accordance with independent actuarial valuations and as permitted by the pension regulatory authorities. This Plan provides pension benefits based on length of service and final pensionable earnings. Employee contributions were based on pensionable

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     earnings. The Fiscal 2002 actuarial report in connection with this defined benefit plan, prepared as of March 29, 2002, was based on short-term rates given the Company's intention to terminate the Plan in Fiscal 2003.

     As at March 26, 2004, the actuarial present value of ZSL accrued pension benefits was $nil (2003 - $nil). The accumulated benefit obligation in Fiscal 2002 resulted in an additional minimum pension liability of $2.5 recorded as at March 29, 2002, which was subsequently recorded in other expense when the plan settled in Fiscal 2003.

     Assumptions:                          2004           2003           2002
                                           ----           ----           ----
     Discount rate                          6%          3.5%-6.0%         5%
     Compensation increase rate          2.0-2.5%          3%            Nil
     Investment return assumption          n/a             5%             5%

     Pension expense was calculated using the projected benefit method of valuation. The components of pension expense were as follows:

                                                   2004       2003        2002
                                                  ------     ------      ------
     Employer service cost                        $ --       $ --        $  1.8
     Interest cost on projected plan benefits        1.2        1.4         1.3
     Expected return on plan assets                 --         (0.7)       (0.6)
     Net amortization and deferral                  --          0.1         0.4
                                                  ------     ------      ------
     Defined benefit pension expense                 1.2        0.8         2.9
     Defined contribution pension expense            4.7        4.2         1.2
                                                  ------     ------      ------
     Total pension expense                        $  5.9     $  5.0      $  4.1
                                                  ======     ======      ======

     Company contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

     The following table shows the plans' funded status reconciled with amounts reported in the consolidated balance sheets, and the assumptions used in determining the actuarial present value of the benefit obligations:

                                                         2004          2003
                                                        -------      -------
     Change in accrued pension benefits:
     Benefit obligation at beginning of year            $  14.3      $  29.2
     Interest cost                                          1.2          1.4
     Actuarial loss                                        --            5.1
     Plan settlement                                       --          (25.8)
     Benefits paid                                         (0.4)        (0.9)
                                                                        (0.4)
     Foreign exchange                                       1.6          5.3
                                                        -------      -------
     Benefit obligation at end of year                     16.7         14.3
                                                        -------      -------
     Change in plan assets:
     Fair value of plan assets at beginning of year        --           11.8
     Actual return on plan assets                          --            1.7
     Plan settlement                                       --          (15.7)
     Benefits paid                                         --           (0.5)
     Foreign exchange                                      --            2.7
                                                        -------      -------
     Fair value of plan assets at end of year              --           --
                                                        -------      -------
     Unfunded status                                      (16.7)       (14.3)
                                                        -------      -------
     Net pension benefit liability                      $ (16.7)     $ (14.3)
                                                        =======      =======

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

21.  FINANCIAL INSTRUMENTS

(A)  FAIR VALUE

     The Company's financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term receivables, accounts payable, long-term debt and foreign exchange forward and option contracts. Due to the short-term maturity of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable, the carrying values of these instruments are reasonable estimates of their fair value. The note receivable was discounted at market rates so that the carrying value approximates the fair value of the note. The fair value of long-term debt was determined by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at year-end. The fair value of the foreign exchange forward and option contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of financial instruments approximates their carrying value.

(B)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company operates globally, and therefore is subject to the risk that earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses forward and option contracts to manage foreign exchange risk. Forward and option contracts are designated for firmly committed or forecasted sales and purchases that are expected to occur in less than one year.

     The notional amounts for forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. All of the forward and option contracts mature within 10 months with the longest maturity extending to January 20, 2005. At March 26, 2004, unrealized gains were $nil (2003 - $nil; 2002 - $0.1) and unrealized losses were $0.2 (2003 - $0.1; 2002 -
     $0.5). As at March 26, 2004, the change in time value of option contracts resulted in a loss of $0.4 (2003 - $nil, 2002 - $nil), which was recorded in other expense. This portion of the option contract value was deemed ineffective for managing the foreign exchange risk.

     The following table presents the net notional amounts of the forward contracts in U.S. dollars:

     Buy (Sell): (U.S. dollars)                            2004         2003
                                                          ------       ------
     Forward and option contracts:
     British pounds                                      $   8.2      $  15.7
     Canadian dollars                                        6.4          7.4
     Swedish krona                                           1.3         --
     Euro dollar                                             0.1         --
                                                         -------      -------
     Total                                               $  16.0      $  23.1
                                                         =======      =======

     The Company simultaneously purchased and sold options to buy British pounds at different notional amounts. The notional amounts in U.S. dollars of the options purchased are $14.0 (2003 - nil) and of the options sold are $18.4 (2003 - nil).

(C)  CREDIT RISK

     The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and derivative contracts. Cash and cash equivalents, short-term investments and restricted cash are invested in government and commercial paper with investment grade credit rating.

     The Company is exposed to normal credit risk from customers. However, the Company's orientation is global with a large number of diverse customers to minimize concentrations of credit risk (see also Note 19).

     The Company's note receivable is subject to credit risk in the event of non-payment by X-FAB (see also Note 15).

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     Zarlink is exposed to credit risk on its foreign exchange contracts in the event of non-performance by its counterparties. The Company does not anticipate non-performance by any of the counterparties, as it deals with counterparties that are major financial institutions. The Company anticipates the counterparties will satisfy their obligations under the contracts.

(D)  INTEREST RATE RISK

     The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

(E)  UNUSED BANK LINES OF CREDIT

     The Company has a line of credit for $9.5 (Cdn$12.5) available for letters of credit. At March 26, 2004, $9.5 (2003 - $6.2) in letters of credit were outstanding against this credit facility. For Fiscal 2003 the Company had unused and available demand bank lines of credit of approximately $10.8 at a rate of interest based on the prime lending rate plus 0.50%. As at March 26, 2004, cash and cash equivalents of $9.5 (2003 - $6.2) were hypothecated under the Company's revolving global credit facility to cover certain outstanding letters of credit.

22.  SUPPLEMENTARY CASH FLOW INFORMATION

                                                         2004      2003     2002
                                                         ----      ----     ----
     Cash interest paid (included in cash flow
       from operations)                                 $   --   $  0.2   $  0.5
                                                        ======   ======   ======
     Cash taxes paid (included in cash flow
       from operations)                                 $  0.4   $  1.7   $  2.3
                                                        ======   ======   ======

         The following table summarizes the Company's other non-cash changes in operating activities:

                                                        2004     2003    2002
                                                      -------  -------  -------
     Impairment of long-term investment               $  --    $  11.5  $   3.5
     Income on disposal of discontinued operations       (1.2)    (2.4)    --
     Gain on sale of long-term investment                (0.6)    (0.7)    --
     Loss (recovery) on sale of business                 (0.2)    (2.5)    10.0
     Asset impairment and other                          11.1     --       --
     Pension settlement charge and change in
       pension liability                                  2.4      6.8      4.1
     Other                                               (0.3)    --       --
     Non-cash foreign exchange loss on short-term
      investments                                        --        5.1     --
     Impairment of goodwill                              --        0.2     --
     Loss on sale of fixed assets                        --       --        0.5
     Equity loss in investment                           --       --        2.2
     Inventory write-down                                --       --       28.4
     Special charges, non-cash                           --       --        7.8
     Investment tax credits                              --       --       (0.1)
                                                      -------  -------  -------
     Other non-cash changes in operating activities   $  11.2  $  18.0  $  56.4
                                                      =======  =======  =======

23.  COMPARATIVE FIGURES

     Certain of the Fiscal 2002 and Fiscal 2003 comparative figures have been reclassified so as to conform to the presentation adopted in Fiscal 2004.

24.  SUBSEQUENT EVENTS

     On March 30, 2004 and June 9, 2004, X-FAB exercised their option to repay a portion of the note receivable, and paid $3.0 and $4.0, respectively, as installments of the $10.0 payment due later in June 2004.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

                           Zarlink Semiconductor Inc.

Selected Financial Data

(in millions of U.S. dollars, except per share amounts)

     The following table is derived from the consolidated financial statements included elsewhere herein, which have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP).


                                                          ----------- -------------- ------------ ------------ ------------
Canadian GAAP                                                2004         2003          2002         2001         2000
                                                          ----------- -------------- ------------ ------------ ------------
Income Statement Data:
 Revenue                                                   $ 198.5     $ 193.8        $  219.4     $  426.9     $  381.8
 Gross margin percentage                                        45%         46%            27%          50%          47%
 Gross research and development expense                    $   75.1    $   87.5       $   81.8     $   88.4     $   61.5
 Net income (loss) from continuing operations                 (39.5)      (67.6)        (150.3)      (209.3)        23.7
 Net income (loss)                                            (38.3)      (65.2)        (150.3)      (200.8)        35.3
 Net income (loss) per common share from   continuing
operations
   Basic                                                       (0.33)      (0.55)         (1.21)       (1.74)        0.19
   Diluted                                                     (0.33)      (0.55)         (1.21)       (1.74)        0.19
 Net income (loss) per common share
   Basic                                                       (0.32)      (0.53)         (1.21)       (1.67)        0.29
   Diluted                                                     (0.32)      (0.53)         (1.21)       (1.67)        0.28
 Weighted average common shares outstanding                   127.3       127.1          125.6        121.1        114.7
Balance Sheet Data:
 Working capital                                           $  105.7    $  114.9       $  157.1     $  229.4     $  243.2
 Total assets                                                 217.0       270.8          345.0        529.1        776.1
 Current portion of long-term debt                              0.1         0.6            2.1          5.8         36.7
 Long-term debt                                                 0.1         0.2            0.7          4.8        137.7
 Pension liabilities                                           16.7        14.3           14.9         10.9         11.1
 Shareholders' equity                                         150.7       191.8          247.3        397.4        402.3
   (including redeemable preferred shares)